                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                             Resource America, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    761195205
                                 (CUSIP Number)

                                 Orin S. Kramer
                              Kramer Spellman, L.P.
                          2050 Center Avenue, Suite 300
                              Fort Lee, New Jersey
                                      07024
                                 (201) 592-1234
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 28, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

SCHEDULE 13D

CUSIP No. 761195205

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Kramer Spellman, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                    7.      SOLE VOTING POWER

                            None

                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                508,500
 OWNED BY
REPORTING           9.      SOLE DISPOSITIVE POWER
  PERSON                    None
   WITH
                    10.     SHARED DISPOSITIVE POWER
                            508,500

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  508,500

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.21%

14.     TYPE OF REPORTING PERSON*
        PN

SCHEDULE 13D

CUSIP No. 761195205

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Orin S. Kramer

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                    7.      SOLE VOTING POWER

                            1,800

                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                508,500
 OWNED BY
REPORTING           9.      SOLE DISPOSITIVE POWER
  PERSON                    1,800
   WITH
                    10.     SHARED DISPOSITIVE POWER
                            508,500

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  510,300

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.25%

14.     TYPE OF REPORTING PERSON*
        IN

SCHEDULE 13D

CUSIP No. 761195205

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Jay Spellman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

                    7.      SOLE VOTING POWER

                            None

                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                508,500
 OWNED BY
REPORTING           9.      SOLE DISPOSITIVE POWER
  PERSON                    None
   WITH
                    10.     SHARED DISPOSITIVE POWER
                            508,500

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  508,500

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                              [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.21%

14.     TYPE OF REPORTING PERSON*
        IN

SCHEDULE 13D

CUSIP No. 761195205

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Boston Provident Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                                      a[ ]
                                                                       b[ ]
3.       SEC USE ONLY

4.      SOURCE OF FUNDS*
                  OO

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

                    7.      SOLE VOTING POWER

                            292,200

                    8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                None
 OWNED BY
REPORTING           9.      SOLE DISPOSITIVE POWER
  PERSON                    292,200
   WITH
                    10.     SHARED DISPOSITIVE POWER
                            None

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  292,200

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  6.44%

14.     TYPE OF REPORTING PERSON*
        PN

         This statement  amends and supplements the information set forth in the
Schedule 13D filed by the Reporting Persons (as defined therein) with the Securities and Exchange Commission (the "Commission") on January 6, 1997 as amended by Amendment No. 1 filed with the Commission on January 16, 1997, as amended by Amendment No. 2 filed with the Commission on February 14, 1997, as amended by Amendment No. 3 filed with the Commission on March 5, 1997 and constitutes Amendment No. 4 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 3. Sources and Amounts of Funds or Other Consideration

         The first sentence of Item 3 is revised and amended in its entirety as set forth below:

         The Partnerships and Managed Accounts expended an aggregate of approximately $9,436,136 (including brokerage commissions, if any) to purchase the 508,500 shares of Common Stock held by them. Mr. Kramer expended an aggregate of approximately $43,371 to purchase the additional 1,800 shares of Common Stock held by him and in trust for his minor children.

Item 5.  Interest in Securities of the Issuer

         Item 5 is revised and amended in its entirety to read as set forth below:

                   (a)-(b) On the date of this Statement:

                           (i) Mr. Kramer has beneficial  ownership for purposes
of Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 508,500 shares of Common Stock by virtue of his position as one of the two general partners of KS.

Such shares represent 11.21% of the issued and outstanding Common Stock. Mr. Kramer shares voting power and dispositive power over the Common Stock with Mr. Spellman and KS. In addition, Mr. Kramer has Beneficial Ownership of 1,800 shares of Common Stock that are held in his name as well as in trust for his minor children. Such shares represent less than an additional 1% of the issued and outstanding Common Stock.

                           (ii) Mr. Spellman has Beneficial Ownership of 508,500
shares of Common Stock by virtue of his position as one of the two general partners of KS. Such shares represent 11.21% of the issued and outstanding Common Stock. Mr. Spellman shares voting power and dispositive power over the Common Stock with Mr. Kramer and KS.

                           (iii) KS has  Beneficial  Ownership of 508,500 shares
of Common Stock by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and Managed Accounts, as the case the may be, holding such shares of Common Stock. Such shares represent 11.21% of the issued and outstanding Common Stock. KS shares voting power and dispositive power over such shares with Mr. Kramer and Mr. Spellman.

                           (iv) Boston Provident  Partners,  L.P. has Beneficial
Ownership of 292,200 shares of Common Stock by virtue of its sole ownership of such shares of Common Stock. Such shares represent 6.44% of the issued and outstanding Common Stock. The percentages used herein are calculated based upon the 3,553,380 shares of Common Stock stated to be issued and outstanding as reflected in the Company's Form 10-Q for the fiscal quarter ended March 31, 1997 and the issuance of 983,150 shares of Common Stock upon the exercise of warrants, which was reported by the Company on July 28, 1997.

                   (c) The trading dates, number of shares purchased or sold and the average price per share (including commissions, if any) for all transactions by the Reporting Persons for the past 60 days are set forth in Schedule I hereto. All such transactions were over-the-counter and effected by Mr. Kramer for himself and his minor children. The change in the Reporting Persons ownership percentage primarily results from the issuance by the Company of shares of Common Stock upon the exercise of warrants. The Reporting Persons have not sold any shares of Common Stock during the past 60 days.

                  (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock, except that the respective shareholders, partners or owners as relevant, of the Partnerships and the Managed Accounts have the right to participate in the receipt of dividends from or proceeds of the sale of, the shares of Common Stock held for their respective accounts. Boston Provident Partners, L.P. is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock.

                  (e)      Not applicable.

Item 7.  Material to be Filed as Exhibits

                  Joint Filing Agreement among KS, Mr. Kramer, Mr. Spellman and Boston Provident Partners, L.P. dated January 15, 1997 (filed as Exhibit 99 to Amendment No. 1 and incorporated herein by reference).

Signature
                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 29, 1997

                                        KRAMER SPELLMAN L.P.


                                        By: /s/ Orin S. Kramer
                                        Name: Orin S. Kramer
                                        Title: a General Partner


                                        By: /s/ Jay Spellman
                                        Name: Jay Spellman
                                        Title: a General Partner


                                        /s/ Orin S. Kramer
                                        Orin S. Kramer



                                         /s/ Jay Spellman
                                        Jay Spellman

                                        BOSTON PROVIDENT PARTNERS, L.P.
                                        By: Kramer Spellman, L.P.



                                        By: /s/ Orin S. Kramer
                                        Name: Orin S. Kramer
                                        Title: a General Partner



                                        By: /s/ Jay Spellman
                                        Name: Jay Spellman
                                        Title: a General Partner

                                                                     Schedule I


Date                     Shares Purchased               Price Per Share

6/11/97                       1,000                         $22.802
6/26/97                         800                          25.711